Exhibit 23.2

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the inclusion in the Post Effective Amendment No. 1 on Form S-1 (the "Registration Statement") of Granite Ridge Resources, Inc. (the "Company") of our report prepared for the Company dated February 1, 2023, with respect to estimates of reserves and future net revenue to the Company's interest, as of December 31, 2022, in certain oil and gas properties located in North Dakota, Texas, Louisiana, Montana, Wyoming, Colorado, and New Mexico.  We also hereby consent to all references to our firm or such report, including under the heading "Experts" included in or incorporated by reference into such Registration Statement.

NETHERLAND, SEWELL & ASSOCIATES, INC.

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Executive Chairman

Dallas, Texas

March 29, 2023